

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 16, 2009

Mr. Robert D. Bondurant
Executive Vice President and Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

> **Re:** **Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed May 6, 2009 and August 5, 2009**
> **Response Letter Dated October 22, 2009**
> **File No. 0-50056**

Dear Mr. Bondurant:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.   We note your responses to our comment letter dated September 24, 2009. Please revise your Form 10-K for the year ended December 31, 2008 to disclose the information you provided to us.

Mr. Robert D. Bondurant
Martin Midstream Partners L.P.
November 16, 2009
Page 2

Closing Comments

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

       You may contact Gary Newberry at (202) 551-3761, Sandra Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

                           Sincerely,

                           Anne Nguyen Parker
                           Branch Chief